MAIL STOP 7010
									March 2, 2006

Gregory E. Hyland
Chief Executive Officer
Mueller Water Products, Inc.
4211 W. Boy Scout Blvd.
Tampa, FL 33607
(813) 871-4811


Re:	Mueller Water Products, Inc.
      Form S-1
	File No. 333-131536
	Filed February 3, 2006
		Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Dear Mr. Hyland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

2. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

3. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comment.

4. Please revise your Form S-1 to include updated financial statements, as required by Rule 3-12(a) of Regulation S-X.

Industry and Market Data, page iii

5. When you make assertions about your product, industry or market, please clarify which data or statistics cited are from the Congressional Budget Office, the U.S. Census Bureau, Freddie Mac or
Moody`s.

Prospectus Summary, page 1

6. We note your summary contains a lengthy description of the company`s business, industry and business strategy. Further, we note that nearly identical disclosure appears later in your prospectus. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The lengthy description of your business, competitive strengths and strategy is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point.
Please refer to Item 503(a) of Regulation S-K and part IV.C. of Release No. 33-7497.

7. Please revise your disclosure on page 1 to identify the measures used to conclude that you hold the market positions marked #1 or #2 throughout your chart.

8. Ensure that the information you include in your summary is balanced. For example, you cite a variety of competitive strengths, but you omit any discussion here about the fact that do not have long-term contracts with your distributors, one of whom, Hughes Supply, Inc., accounts for over 24% of your net sales in the nine months ended September 2005, that the ductile iron pipe business is generally sensitive to economic recession because of its partial dependence on the level of new construction activity and state, municipal and federal tax revenues to fund water projects, or that the spot price of steel scrap used by Mueller and Anvil has doubled between 2002 and 2005. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

9. On page 5, you refer to doing business in the Middle East.
Please
revise to disclose the names of the countries in which you do business.

10. We note your disclosure on page 29 that Walter Industries currently intends to undertake a spin-off of your capital stock to Walter Industries` shareholders. Please add a section to your summary in which you discuss your relationship with Walter
Industries
and the intended spin-off.

11. Please add a chart to assist investors in understanding your corporate structure.

Summary Historical Financial Data - U.S. Pipe, page 10 and
Summary Historical Financial Data - Mueller Water Products, Inc.
(Predecessor Mueller), page 13

12. In footnote (g) to your tables, you say that EBITDA is an important measure of your performance, as well as a useful indicator of your ability to meet debt service and capital expenditure requirements. We note that you have appropriately provided a reconciliation of EBITDA to net income (loss) since you use EBITDA as a financial performance measure. However, since you also use EBITDA as a liquidity measure, please revise your Form S-1, where appropriate, to also provide a reconciliation of EBITDA to cash flows from operations.

Risk Factors, page 16

13. Please avoid language in risk factors like "adversely affect," or
"material adverse effect." Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations.

14. Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described. Among other risk factors, please refer to the following:
* "Our business would be adversely affected by a downturn in government spending..."
* "Foreign competition is intense..."
* "We depend on a group of major distributors..."
* "We may be unsuccessful in identifying or integrating suitable acquisitions..."
* "We will require a significant amount of cash to service our debt..."

Our results have been, and may continue to be, adversely impacted by increases in raw material prices, page 18

15. Please briefly specify how you have been impacted by governmental regulation for raw materials such as natural gas and the inability to renew your supply contracts on favorable terms.





We are dependent upon the successful operation of our key manufacturing facilities, page 18

16. Please revise this subheading to describe the risk at issue.
Your subheading does not convey a risk.

17. In order to enhance the current relevancy of the risks described, please disclose whether, and the extent to which, you have been impacted by any of the bulleted events.

We may be subject to product liability or warranty claims. . . , page
21

18. Please break out the risks identified in the second paragraph of this section into a separate risk factor with its own subheading.

Our loss of the services of, or inability to obtain, key personnel could have a material adverse effect on our future success, page
23

19. Because most companies rely on their key personnel, this risk factor appears to be generic. Please provide more specificity as to the potential impact the loss of the services of the individuals listed would have on your operations or remove the risk factor.

We need to improve our internal controls. . . , page 23

20. Please disclose that the material weakness led to Predecessor Mueller`s restatement of its consolidated financial statements for the years ended September 30, 2004 and 2003, the first three quarters of fiscal 2005 and all interim periods of fiscal 2004. Address the risks of relying on the financial statements in those reports as well as future filings.

21. Please revise to describe the material weakness and significant deficiencies referred to in this risk factor or at least include a cross reference to the section in which you discuss this more fully.

22. Please clarify the status of the material weakness, significant deficiencies and their components and describe the risks related to your remediation process or include a cross-reference to the section in which you discuss this more fully.

23. In revising your disclosure, please also explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

Compliance with internal control reporting. . ., page 24

24. Please revise to disclose the costs you expect to incur.

25. Consider breaking out the second paragraph into a separate risk factor.


Walter Industries controls us and may have conflicts of interest.
.. .
, page 25

26. Your risk factor discussions should be limited to one or two concise paragraphs in length and should not contain lengthy bullet-point lists or generic disclosure that lacks specific examples and/or quantifiable consequences of the risk. Please revise this risk factor.

27. Please include a risk factor that addresses the fact that affiliates of Banc of America Securities LLC and Morgan Stanley & Co., two of the underwriters in this offering, are lenders under the
2005 Mueller Credit Agreement and will receive a portion of the proceeds from this offering through the partial repayment of the term loan outstanding under the 2005 Mueller Credit Agreement.

Special Note Regarding Forward-Looking Statements, page 30

28. Please remove the word "will" from the list of words in the second sentence of this section.

Use of Proceeds, page 31

29. Please quantify the portion of proceeds that Banc of America
LLC
and Morgan Stanley & Co. Incorporated will receive.

Unaudited Pro Forma Condensed Combined Financial Statements, page
37

30. Please revise the pro forma financial statements to reflect your latest purchase price allocation.

Management`s Discussion an Analysis of Financial Condition and
Results of Operations
Overview, page 51

31. We note that you have planned price increases for Mueller segment products in February 2006. Please update your disclosures and discuss the reasons for these planned increases, the ease or difficulty in being able to increase prices, and whether the increases are planned for products covered by new infrastructure or replacement and repair parts.

Raw Materials Risk, page 60

32. We note your statement that your results have been, and may continue to be, adversely impacted by increases in raw materials prices. Please discuss the extent to which your stated ability to pass on price increases to your customers.

33. Please revise to give investors a sense for what you mean by
"surging scrap metal costs."   We note that throughout the rest of
your disclosures, you refer to "higher scrap metal costs." Use quantification in your revised disclosure.


Year ended December 31, 2004 versus year ended December 31, 2003
Operating Income, page 62

34. Please disclose what the other materials were that partially offset operating profits during in 2004 versus 2003.

35. Please discuss the reasons for your higher manufacturing costs during in 2004 versus 2003.

36. Please disclose why your environmental costs were higher during in 2004 versus 2003.

Consolidated Results of Operations - Predecessor Mueller

Year ended September 30, 2005 versus the year ended September 30,
2004, page 63

37. We note that the Mueller segment implemented price increases in
February and May 2004 and January 2005. Please disclose whether the price increases were across all product categories and if not, disclose which product categories saw these price increases.

38. We note that as a percentage of sales, selling, general and administrative costs improved but were partially offset by higher commissions and compensations. If material, please disclose the percentage of this offset.

39. You refer to an "internal investigation" at the top of page
65.
Please revise to clarify what you mean.

40. We note that facility rationalization costs for the fiscal year ended September 30, 2004 were related to environmental issues at the closed Anvil plant in Georgia. Please disclose what these environmental issues were.

41. Please disclose whether you anticipate a continuation of the U.S.
export and manufacturing tax incentive benefits received in 2005.

Year ended September 30, 2004 versus the year ended September 30,
2003, page 66

42. Please disclose which product categories contributed to Anvil`s net sales increases in fiscal year 2004 versus 2003. Also, disclose whether increases in sales volume or price increases contributed more to the increase in revenue growth.

43. For both the Mueller and Anvil segments, please disclose the percentage by which the increase in raw materials costs offset the improvements in gross profit.

Debt Service, page 71

44. Please disclose the material restrictive financial covenants and events of default under the 2005 Mueller Credit Facility
Business

45. We note your statement that you have begun to use your combined purchasing leverage to reduce raw material and overall costs. Please discuss in greater detail the extent to which you are able to get lower prices on raw materials and lower product costs due to your purchasing power. For instance, is this purchasing leverage primarily due to the combination of Mueller and Walter Industries?

Anvil Products, page 90

46. We note that you stock some products manufactured by third parties in some of your distribution centers. Please disclose the percentage of sales stemming from these third party manufactured products.

Backlog, page 91

47. Please disclose how much of your U.S. Pipe backlog is firm.

48. Do you currently have contracts to supply products for projects planned by the municipalities of New York, Boston, Washington, D.C.,
Atlanta and Philadelphia to rehabilitate aging or inadequate water transmission systems? Please explain in more detail why U.S. Pipe believes it is well positioned to take advantage of these opportunities.

Competition, page 93

49. We note your disclosure that for most of your product offerings, there are only a few competitors. Please tell us what percentage of your revenues that this comprises.

Environmental Matters, page 94

50. We note your disclosure in the first full paragraph on page 95 concerning civil litigation with respect to U.S. Pipe`s former Anniston, Alabama facility. Please revise to disclose in your Legal
Proceedings section the information required by Item 103 of Regulation S-K or tell us why this provision is inapplicable.

Geographic Information, page 96

51. Please tell us the location(s) for the remainder of your sales.

Properties, page 96

52. In the last paragraph of this section, please revise to explain what you mean by "modern." Also, revise to describe the time period you intended by your disclosure concerning your plants and equipment having sufficient capacity to meet your present and future needs.

Legal Proceedings, page 98

53. Please disclose the information required by Item 103 of Regulation S-K with respect to the lawsuit disclosed in the third full paragraph on page 99.

Management, page 100

54. Please revise to disclose the business experience during the past five years for each person named here. It appears that you have a few gaps in the business experience for some of the individuals named here. For example, what was Mr. Hyland`s business experience from August 2003 through October 2004?

55. Please state the term of office for each director. Refer to Item
401(a) of Regulation S-K.

Lock Up Agreements, page 134

56. We note that the underwriters may consent to the release of shares from the lock-up agreements. If there is any current intention to release shares, please discuss this. Please also briefly describe the factors the underwriters may be likely to consider in determining to release shares.

Where You Can Find More Information, page 142

57. Delete the language that statements contained in the prospectus about the contents of any contract, or other document referred to "are not necessarily complete" and are "qualified by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the contract or other document are discussed in the prospectus.

Item 14. Indemnification of Directors and Officers, page II-2

58. We note that your bylaws also authorize you to maintain insurance on behalf of any of your former or present directors and officers against any liability asserted against them or incurred by them in their capacity or status as directors or officers. Please disclose whether you have such insurance and, if so, please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of
Regulation S-K.




Item 16.  Exhibits and Financial Statement Schedules, page II-2

59. Please file the underwriting agreement as an exhibit to your next amendment. Note that we may have comments after we review this material.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 3 - Acquisition of Predecessor Mueller by Walter Industries, page 10

60. In your disclosure you state that "the purchase price allocation is preliminary and is subject to future adjustments to goodwill for the execution of certain restructuring plans identified by Walter prior to the acquisition date primarily related to Predecessor Mueller facility rationalization actions." These rationalization actions are expected to be completed by fiscal 2008. We note that adjustments from preacquisition contingencies, after the allocation period, should be recorded in the statement of operations as indicated in paragraph 41 of SFAS 141, Business Combinations. In this regard, please confirm to us that adjustments related to these contingencies will be recorded to goodwill through October 3, 2006 (fiscal 2007) only.

Note 14 - Commitments and Contingencies - Environmental Matters,
page
23

61. With regard to the civil litigation, including the class action lawsuit alleging property damage and personal injury, in respect of the Anniston, Alabama site, please tell us whether you believe it is remote or reasonably possible that material losses may have resulted from this environmental matter.

Item 4 - Controls and Procedures, page 53

62. We note that you concluded that your disclosure controls and procedures "were not effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also not effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or in her absence John Cash at (202) 551-3768, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Lesli
Sheppard at (202) 551-3708 with any other questions.

      					Sincerely,


      					Pamela Long
								Assistant Director


cc:	Vincent Pagano, Jr., Esq.
	Igor Fert, Esq.
	(212) 455-2502
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Gregory E. Hyland
Mueller Water Products, Inc.
Page 1 of 11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE